January 20, 2008
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

RE:	Mobile Mini, Inc. Form S-3 (333-156453)
Ladies and Gentlemen:
     We are in receipt of the letter dated January 15, 2009, from Pamela Long, Assistant Director, on behalf of the Staff of the Securities and Exchange Commission (the “Staff”), addressed to Christopher Miner, Vice President and General Counsel of Mobile Mini, Inc., a Delaware corporation (the “Company”). On behalf of the Company, I submit the following responses to such comments. As requested, the responses below are keyed to the comments in the above-referenced letter.
Preliminary Prospectus
1. We note that the maximum offering price of $350,000,000 is inconsistent with the $300,000,000 reflected in the preliminary prospectus and registration statement cover page. Please advise or revise.
In response to the Staff’s comment, the Company has modified the preliminary prospectus to be clear that the maximum offering price is $300,000,000.
*      *      *      *
In submitting these responses, the Company acknowledges that:
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding the forgoing, please do not hesitate to call me at (480) 477-0241.

United States Securities and Exchange Commission
January 20, 2009

Very truly yours,
/s/ Christopher J. Miner
Christopher J. Miner
Senior Vice President & General Counsel